CONSENT OF EXPERT

March 30, 2012

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, David Smith, do hereby consent to the filing of the written disclosure regarding the technical report entitled the "Skouries Cu/Au Project, Greece – NI 43-101 Technical Report" dated July 14, 2011 and the description of all mineral reserves of the Skouries property and of extracts from or a summary of the technical report and other information pertaining to the project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the "Company") for the year ended December 31, 2011 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company's Annual Information Form and Annual Report on Form 40-F.

By: ____________________________

David Smith, MIMMM